Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of September, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9ºAndar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release – Ultrapar

ULTRAPAR PARTICIPAÇÕES S.A.	Item 1

Ultrapar Participações S.A. (BOVESPA: UGPA4 / NYSE: UGP), a company engaged in fuel distribution, the production of chemicals and integrated logistics for special bulk cargo, in light of the article published by newspaper O Estado de São Paulo titled “Esso network of service stations might interest Ultra”, hereby informs the following:

1.	As widely informed on its communications to the capital markets, Ultrapar intends to grow in the area of fuels marketing in Brazil.

2.	All present or future growth opportunities and acquisitions in the fuel distribution business are being or will be analyzed.

3.
In this context Ultrapar is interested in acquiring fuel distribution assets, including those mentioned above if those assets were to be sold, not existing, however, any certainty that Ultrapar will be able to acquire such assets or even that they will be sold to any party.

São Paulo, Brazil - September 27, 2007

André Covre
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2007
ULTRAPAR HOLDINGS INC.

	By:	/s/ André Covre

		Name:	André Covre
		Title:	Chief Financial and Investor Relations Officer

(Press Release – Ultrapar)